File No. 812-15547

As filed with the Securities and Exchange Commission on April 11, 2024

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(D)

In the Matter of:

John Hancock Multi Asset Credit Fund
John Hancock Asset-Based Lending Fund
Manulife Private Credit Plus Fund
John Hancock Investment Management LLC

PLEASE SEND ALL COMMUNICATIONS AND
ORDERS TO:

Christopher Sechler, Esq.
200 Berkeley Street
Boston, MA 02116

WITH A COPY TO:

Mark P. Goshko
George J. Zornada
K&L Gates, LLP
1 Congress Street, Suite 2900
Boston, Massachusetts 02114

This First Amended and Restated Application (including Exhibits) contains 95 pages

EXHIBITS

Exhibit A - Resolutions of the Board of Trustees of the Initial Fund
Exhibit B - Verifications of the Applicants
Exhibit C - Marked copies of the First Amended and Restated Application showing changes from the final versions of the two applications identified as substantially identical under Rule 0-5(e)(3)
Exhibit D - Marked copy of First Amended and Restated Application showing changes from the immediately prior version of the Application filed with the Commission on February 1, 2024 (File No. 812-15547)

i

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF:

JOHN HANCOCK MULTI ASSET CREDIT
FUND, JOHN HANCOCK
ASSET-BASED
LENDING FUND,
MANULIFE
PRIVATE CREDIT
PLUS FUND, AND
JOHN HANCOCK INVESTMENT
MANAGEMENT LLC

Investment Company Act of 1940

File No. 812-15547

EXPEDITED REVIEW REQUESTED
UNDER 17 CFR 270.0-5(d).

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

I.	THE PROPOSAL

John Hancock Multi Asset Credit Fund (the “Interval Fund”) is a newly organized Massachusetts business trust that is registered under the Act and that will operate as a continuously offered, diversified, closed-end management investment company that will be operated as an interval fund pursuant to Rule 23c-3 under the Act. Both John Hancock Asset-Based Lending Fund (the “ABL Fund”) and Manulife Private Credit Plus Fund (the “MPC Fund”) are Massachusetts business trusts that are registered under the Act and currently operate as a continuously offered, diversified, closed-end management investment companies that provide periodic liquidity with respect to their shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Interval Fund, the ABL Fund and the MPC Fund are referred to herein collectively as the “Initial Fund.” John Hancock Investment Management LLC (the “Adviser”) will serve as the Initial Fund’s investment adviser. The Initial Fund and the Adviser are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 under the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial Fund to issue multiple classes of shares and to impose early withdrawal charges (“EWCs”) and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,1 acts as investment adviser and that operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act (each, a “Future Fund,” and together with the Initial Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this first amended and restated application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant. The Order would supersede an exemptive order issued by the Commission on March 3, 2022 (the “Prior Order”) granting certain exemptions from Sections 18(a)(2), 18(c) and 18(i) of the Act and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, with the result that no person will continue to rely on the Prior Order if the Order is granted.2
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[1]	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[2]
John Hancock Asset-Based Lending Fund and John Hancock Investment Management LLC, Inv. Co. Rel. Nos. 34491 (January 31, 2022) (notice) and 34524 (March 3, 2022) (order). The ABL Fund relies on the Prior Order in order to issue multiple classes of shares.

The Interval Fund filed an initial Registration Statement filed on Form N-2 (“Initial Registration Statement”) on March 5, 2024, seeking to register three classes of beneficial interest, “Class I Shares”, Class S Shares”, and “Class D Shares,” under the Act and under the Securities Act of 1933, as amended (the “Securities Act”), each with its own fee and expense structure. If the requested relief is granted, the Interval Fund anticipates making a continuous public offering of its Class S and Class D Shares. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The Interval Fund will only offer one class of shares, the Class I Shares, until receipt of the requested relief.

Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares.

It is currently contemplated that the Interval Fund’s Class I Shares will not be subject to expenses such as distribution fees, shareholder servicing fees and an EWC. The Interval Fund’s Class S and Class D Shares may be subject to other expenses, including a distribution and service fee. The Funds may in the future offer additional classes of Shares and/or another sales charge structure.

Applicants represent that any asset-based distribution and/or service fees for each class of shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority Rule 2341(d) (the “FINRA Sales Charge Rule”). All references in the application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

II.	STATEMENT OF FACT

A.	John Hancock Multi Asset Credit Fund (the “Interval Fund”)

The Interval Fund has filed a Notification of Registration Filed Pursuant to Section 8(a) of the Act on Form N-8A and an Initial Registration Statement on Form N-2 seeking to register Class I Shares, Class D Shares and Class D Shares under the Act and under the Securities Act. The Interval Fund is a Massachusetts business trust. The Interval Fund is a diversified, closed-end investment company that will operate as an interval fund pursuant to Rule 23c-3 under the Act.

The Interval Fund’s investment objective is to seek to provide attractive risk-adjusted returns and current income. Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in credit-related investments of U.S. and non-U.S. issuers. The Interval Fund’s address is 200 Berkeley Street Boston, MA 02116. If the relief requested herein is granted, the Interval Fund intends to offer Class S Shares and Class D Shares pursuant to a continuous public offering as discussed above.

The Interval Fund has adopted a fundamental policy to repurchase a specified percentage of its shares at per-class net asset value on a quarterly basis.3 Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act.4 In order to rely on the requested relief, a Future Fund will adopt fundamental investment policies in compliance with Rule 23c-3 and make periodic repurchase offers to its shareholders or will provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund’s periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies, or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load (“CDSL”).5

B.	John Hancock Asset-Based Lending Fund (the “ABL Fund”)

           The ABL Fund is a Massachusetts business trust. The ABL Fund is a non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. The ABL Fund continuously offers and sells shares of beneficial interests designated as “Class I Shares,” “Class S Shares” and “Class D Shares.” The ABL Fund’s investment objective is to provide high current income and to a lesser extent capital appreciation. The ABL Fund pursues its investment objective by investing, under normal circumstances, 80% of its net assets (plus any borrowings for investment purposes) in asset-based lending investments, which may include investments in distressed loans. The ABL Fund seeks to achieve its objective by investing in a broad portfolio of secured assets and thereby seeks to provide consistent levels of high current income derived from contractual cash-flows and to a lesser extent capital appreciation. The ABL Fund will primarily invest in financings sourced through proprietary means using relationships of Marathon Asset Management LP, the ABL Fund’s initial subadvisor, rather than traditional channels such as public markets, and seeks to benefit from expected premiums arising in such financings from, among other things, the  bespoke nature of each financing.

C.	Manulife Private Credit Plus Fund (the “MPC Fund”)

The MPC Fund is a Massachusetts business trust. The MPC Fund is a non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. The MPC Fund continuously offers and sells a single class of shares of beneficial interests designated as “Class I Shares.” The MPC Fund’s investment objective is to seek income and, to a lesser extent, capital appreciation. The MPC Fund operates as a fund of funds and, under normal market conditions, the MPC Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in private credit investments. The MPC Fund’s investment strategy may be implemented both directly by investing in private credit investments and indirectly by investing in affiliated and unaffiliated underlying funds, including, but not limited to, closed‑end investment companies, business development companies, private funds (other than affiliated private funds), and exchange-traded funds as determined by Manulife Investment Management (US) LLC, the MPC Fund’s initial subadvisor.

D.	John Hancock Investment Management LLC

The Adviser is a Delaware limited liability company and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser serves as the Initial Fund’s investment adviser pursuant to an advisory agreement (each, an “Advisory Agreement”). The Interval Fund’s Advisory Agreement is subject to the approval of the Interval Fund’s Board of Trustees, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Interval Fund and by the Interval Fund’s original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to any Advisory Agreement. The Adviser’s address is 200 Berkeley Street Boston, MA 02116. Under the terms of any Advisory Agreement, the Adviser will select and contract with one or more investment subadvisers, including CQS (US), LLC, Marathon Asset Management, L.P. and/or Manulife Investment Management (US) LLC, as applicable, to manage the investments and determine the composition of the assets of the Initial Fund (the “Subadvisers”); provided, that any contract with a Subadviser (a “Subadvisory Agreement”) shall be in compliance with and approved as required by the Act, except for such exemptions therefrom as may be granted to the Initial Fund or the Adviser. Subject always to the direction and control of the Initial Fund’s Board of Trustees (with respect to each Initial Fund, the “Board”), the Adviser will monitor each Subadviser’s management of the Initial Fund’s investment operations in accordance with the investment objectives and related investment policies, as set forth in the Initial Registration Statement, and review and report to the Board on the performance of such Subadviser.
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[3]
The Interval Fund intends to seek exemptive relief from the Commission to make offers to repurchase a portion of the Interval Fund's common shares at one-month intervals, rather than “periodic intervals” (three, six or twelve months) specified by Rule 23c-3 under the Act.

[4]
Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act.

[5]
A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.

E.	Other Provisions

From time to time, the Interval Fund may create additional classes of shares, the terms of which may differ from the Class I, Class S and Class D Shares pursuant to and in compliance with Rule 18f-3 under the Act.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), service fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors’ fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees’ fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, service fees and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

Shares may be subject to an early repurchase fee at a rate of no greater than two percent of the shareholder’s repurchase proceeds (an “Early Repurchase Fee”) if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. Any Early Repurchase Fee imposed by a Fund will apply to all classes of shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class.

III.	EXEMPTIONS REQUESTED

A.	Multi-Class System

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of “senior security”6 within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

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[6]
Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

B.	Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C.	Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the Act and Rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.7 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and thus the liquidity required of such fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Staff determined that, given the changes in the securities market since 1940 -- in particular the emergence of semi-liquid investment opportunities -- it was appropriate to re-examine the classification system and its regulatory requirements.8

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.9 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.10 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.11 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.12

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[7]	SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.
[8]	Id. at 424.
[9]	Id. at 439-40
[10]	Id. at 424.
[11]	Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).
[12]
Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.13 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Funds seek relief. Since 1998, the Commission granted relief to the following closed-end investment companies to issue multiple classes of shares, to impose EWCs and to impose distribution and/or service fees, e.g., Meketa Infrastructure Fund, Nomura Alternative Income Fund, Pender Real Estate Credit Fund, Bow River Capital Evergreen Fund, AFA Multi-Manager Credit Fund, BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos-Avenue Opportunities Fund, KKR Credit Opportunities Portfolio and 361 Social Infrastructure Fund.14

B.	Multiple Classes of Shares - Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the Act

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).15 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

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[13]	Protecting Investors at 439-40; Proposing Release at 27.
[14]
See, e.g., Meketa Infrastructure Fund and Meketa Capital, LLC Investment Co. Rel. Nos. 35056 (November 21, 2023) (notice) and 35070 (December 19, 2023) (order); Nomura Alternative Income Fund and Nomura Private Capital LLC, Investment Co. Rel. Nos. 34871 (March 23, 2023) (notice) and 34889 (April 18, 2023) (order); Pender Real Estate Credit Fund and Pender Capital Management, LLC, Investment Co Rel. Nos. 34859 (March 16, 2023) (notice) and 34882 (April 11, 2023) (order); Bow River Capital Evergreen Fund and Bow River Asset Management LLC, Investment Co. Rel. Nos. 34421 (November 19, 2021) (notice) and 34442 (December 15, 2021) (order); AFA Multi-Manager Credit Fund and Alternative Fund Advisors, LLC, Investment Co. Rel Nos. 34414 (November 2, 2021) (notice) (December 1, 2021) and 34430 (order); BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser, Inc., Investment Co. Rel. Nos. 34320 (June 29, 2021) (notice) and 34344 (July 26, 2021) (order); Calamos-Avenue Opportunities Fund and Calamos Avenue Management, LLC, Investment Co. Rel. Nos. 34300 (June 14, 2021) (notice) and 34327 (July 12, 2021) (order); KKR Credit Opportunities Portfolio and KKR Credit Advisors (US) LLC Investment Co. Rel. Nos. 33840 (April 16, 2020) (notice) and 33863 (May 12, 2020) (order); and 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC, Investment Co. Rel. Nos. 34051 (October 15, 2020) (notice) and 34091 (November 10, 2020) (order).

[15]	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends…”

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,16 the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.17

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Fund’s shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.18 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of shares on those contained in Rule 18f-3.

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[16]
See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

[17]
See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

[18]
See Meketa Infrastructure Fund, supra note 14; Nomura Alternative Income Fund, supra note 14; Pender Real Estate Credit Fund, supra note 14; Bow River Capital Evergreen Fund, supra note 14; AFA Multi-Manager Credit Fund supra note 14; BNY Mellon Alcentra Opportunistic Global Credit Income Fund, supra note 14; Calamos-Avenue Opportunities Fund, supra note 14; KKR Credit Opportunities Portfolio, supra note 14; and 361 Social Infrastructure Fund, supra note 14.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.19 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports20 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.21 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of such Fund’s shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.22 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to Meketa Infrastructure Fund, Nomura Alternative Income Fund, Pender Real Estate Credit Fund, Bow River Capital Evergreen Fund, AFA Multi-Manager Credit Fund, BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos-Avenue Opportunities Fund, KKR Credit Opportunities Portfolio and 361 Social Infrastructure Fund.23 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

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[19]	In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.
[20]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).
[21]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release)
[22]	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.
[23]
See Meketa Infrastructure Fund, supra note 14; Nomura Alternative Income Fund, supra note 14; Pender Real Estate Credit Fund, supra note 14; Bow River Capital Evergreen Fund, supra note 14; AFA Multi-Manager Credit Fund supra note 14; BNY Mellon Alcentra Opportunistic Global Credit Income Fund, supra note 14; Calamos-Avenue Opportunities Fund, supra note 14; KKR Credit Opportunities Portfolio, supra note 14; and 361 Social Infrastructure Fund, supra note 14.

C.	Early Withdrawal Charge

Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs on shares submitted for repurchase that have been held for less than a specified period. The Funds may seek to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the Act. The Funds may assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges will be paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as the Interval Fund intends to do for its common shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to no greater than two percent implicitly preclude the imposition” of CDSLs.24 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the FINRA Sales Charge Rule upon distribution charges of open-end companies, which goes into effect in July of [1993].25

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Sales Charge Rule, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

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[24]
Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: “The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.”

[25]	Id.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.26 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the Act would preclude them from doing so. Section 23(c)(2) of the Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.27 The best price rules under Rule 23c-1(a)(9) of the Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.28 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and/or distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.29 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

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[26]	Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.
[27]	See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.
[28]	See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).
[29]
See Meketa Infrastructure Fund, supra note 14; Nomura Alternative Income Fund, supra note 14; Pender Real Estate Credit Fund, supra note 14; Bow River Capital Evergreen Fund, supra note 14; AFA Multi-Manager Credit Fund supra note 14; BNY Mellon Alcentra Opportunistic Global Credit Income Fund, supra note 14; Calamos-Avenue Opportunities Fund, supra note 14; KKR Credit Opportunities Portfolio, supra note 14; and 361 Social Infrastructure Fund, supra note 14.

D.	Waivers of Early Withdrawal Charges

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers, scheduled variations, or eliminations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the Act as if the Funds were open-end investment companies. It is anticipated that a Fund will grant waivers of the EWC only under circumstances where the granting of such waiver is unlikely to cause rapid turnover in shares of the Fund, particularly where there are also important policy reasons to waive the EWC, such as when shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Funds, the waiver of the EWC works to shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”30 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d-1.31 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.32 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

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[30]	Investment Co. Act Rel. No. 14390 (February 2, 1985).
[31]	Id.
[32]
Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.	Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.33

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,34 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:
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[33]	Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.
[34]	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.35

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its shares should be resolved by such Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

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[35]	Id.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.36

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund’s Board of Trustees are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications of the Applicants required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is 200 Berkeley Street Boston, MA 02116 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

Signature Page Follows

____________________
[36]
See Meketa Infrastructure Fund, supra note 14; Nomura Alternative Income Fund, supra note 14; Pender Real Estate Credit Fund, supra note 14; Bow River Capital Evergreen Fund, supra note 14; AFA Multi-Manager Credit Fund supra note 14; BNY Mellon Alcentra Opportunistic Global Credit Income Fund, supra note 14; Calamos-Avenue Opportunities Fund, supra note 14; KKR Credit Opportunities Portfolio, supra note 14; and 361 Social Infrastructure Fund, supra note 14.

Applicants have caused this Application to be duly signed on their behalf on the 11th day of April, 2024.

Dated: April 11, 2024	John Hancock Multi Asset Credit Fund

	By:	/s/ Andrew G. Arnott
	Name:	Andrew G. Arnott
	Title:	President

Dated: April 11, 2024	John Hancock Asset-Based Lending Fund

	By:	/s/ Andrew G. Arnott
	Name:	Andrew G. Arnott
	Title:	President

Dated: April 11, 2024	Manulife Private Credit Plus Fund

	By:	/s/ Andrew G. Arnott
	Name:	Andrew G. Arnott
	Title:	President

Dated: April 11, 2024	John Hancock Investment Management LLC

	By:	/s/ Jay Aronowitz
	Name:	Jay Aronowitz
	Title:	Chief Investment Officer

[Signature Page]

EXHIBIT A

Resolutions of the Board of Trustees of the Initial Fund

Resolutions of the Board of Trustees of John Hancock Multi Asset Credit Fund

RESOLVED:
that the officers of John Hancock Multi Asset Credit Fund (the “Fund”) be, and each hereby is, authorized and directed to request an order from the SEC pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of 18(a)(2), Sections 18(c), and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act granting exemptions from Rule 23c-3 and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Fund, among other things, to offer multiple classes of shares to the public (the “Order”); and

FURTHER RESOLVED:
that the appropriate officers of the Fund be, and each hereby is, authorized, on behalf of the Fund, to prepare, execute and file the application and any further amendments with the SEC to request the Order.

Resolutions of the Board of Trustees of John Hancock Asset-Based Lending Fund

RESOLVED:
that the officers of John Hancock Asset-Based Lending Fund (the “Fund”) be, and each hereby is, authorized and directed to request an order from the SEC pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of 18(a)(2), Sections 18(c), and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act granting exemptions from Rule 23c-3 and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Fund, among other things, to offer multiple classes of shares to the public (the “Order”); and

FURTHER RESOLVED:
that the appropriate officers of the Fund be, and each hereby is, authorized, on behalf of the Fund, to prepare, execute and file the application and any further amendments with the SEC to request the Order.

Resolutions of the Board of Trustees of Manulife Private Credit Plus Fund

RESOLVED:
that the officers of Manulife Private Credit Plus Fund (the “Fund”) be, and each hereby is, authorized and directed to request an order from the SEC pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of 18(a)(2), Sections 18(c), and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act granting exemptions from Rule 23c-3 and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Fund, among other things, to offer multiple classes of shares to the public (the “Order”); and

FURTHER RESOLVED:
that the appropriate officers of the Fund be, and each hereby is, authorized, on behalf of the Fund, to prepare, execute and file the application and any further amendments with the SEC to request the Order.

Exhibit B

Verifications of the Applicants

Verifications of John Hancock Multi Asset Credit Fund and John Hancock Investment Management LLC

The undersigned states that he or she has duly executed the attached application dated April 11, 2024 for and on behalf of John Hancock Multi Asset Credit Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President

The undersigned states that he or she has duly executed the attached application dated April 11, 2024 for and on behalf of John Hancock Investment Management LLC, in his or her capacity as Chief Investment Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
Title:	Chief Investment Officer

Verifications of John Hancock Asset-Based Lending Fund and John Hancock Investment Management LLC

The undersigned states that he or she has duly executed the attached application dated April 11, 2024 for and on behalf of John Hancock Asset-Based Lending Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President

The undersigned states that he or she has duly executed the attached application dated April 11, 2024 for and on behalf of John Hancock Investment Management LLC, in his or her capacity as Chief Investment Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
Title:	Chief Investment Officer

Verifications of Manulife Private Credit Plus Fund and John Hancock Investment Management LLC

The undersigned states that he or she has duly executed the attached application dated April 11, 2024 for and on behalf of Manulife Private Credit Plus Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President

The undersigned states that he or she has duly executed the attached application dated April 11, 2024 for and on behalf of John Hancock Investment Management LLC, in his or her capacity as Chief Investment Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
Title:	Chief Investment Officer

Exhibit C

Marked copies of the First Amended and Restated Application showing changes from the final versions of the two applications identified as substantially identical under Rule 0-5(e)(3)

File No. ~~812-15506~~812-15547

As filed with the Securities and Exchange Commission on ~~October 16~~ April 11, ~~2023~~2024

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(D)

In the Matter of:

~~Meketa Infrastructure Fund~~
~~Meketa Capital, LLC~~
John Hancock Asset-Based Lending Fund
Manulife Private Credit Plus Fund
John Hancock Multi Asset Credit Fund
John Hancock Investment Management LLC

PLEASE SEND ALL COMMUNICATIONS AND
ORDERS TO:

Christopher Sechler, Esq.
200 Berkeley Street
Boston, MA 02116
~~Gregory C. Davis~~
~~Paulita A. Pike~~
~~Ropes & Gray LLP~~
~~Three Embarcadero Center~~
~~San Francisco, CA 94111-4006~~
~~413-315-6300~~

WITH A COPY TO:

Mark P. Goshko
George J. Zornada
K&L Gates, LLP
1 Congress Street, Suite 2900
Boston, Massachusetts 02114
~~Meketa Capital, LLC~~
~~80 University Avenue, Westwood, MA 02090~~
~~Attention: Michael Bell~~
~~212-802-8500~~

This First Amended and Restated Application (including Exhibits) contains ~~65~~95 pages

EXHIBITS

Exhibit A - Resolutions of the ~~Initial Trustee of Meketa Infrastructure Fund~~ Board of Trustees of the Initial Fund
Exhibit B - Verifications of ~~Meketa Infrastructure Fund and Meketa Capital, LLC~~ the Applicants
Exhibit C - Marked copies of the First Amended and Restated Application showing changes from the final versions of the two applications identified as substantially identical under Rule 0-5(e)(3)
Exhibit D - Marked copy of First Amended and Restated Application showing changes from the immediately prior version of the Application filed with the Commission on February 1, 2024 (File No. 812-15547)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF:

~~MEKETA INFRASTRUCTURE~~JOHN HANCOCK MULTI ASSET CREDIT FUND,
JOHN HANCOCK ASSET-BASED LENDING FUND,
~~AND~~
MANULIFE PRIVATE CREDIT PLUS FUND, AND
~~MEKETA CAPITAL,~~JOHN HANCOCK INVESTMENT MANAGEMENT LLC

Investment Company Act of 1940

File No. ~~812-15506~~812-15547

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

I.	THE PROPOSAL

~~Meketa Infrastructure~~John Hancock Multi Asset Credit Fund (the “~~Initial~~Interval Fund”) is a newly organized ~~Delaware statutory~~Massachusetts business trust that is registered under the Act and that will operate as a continuously offered, ~~non-diversified~~diversified, closed-end management investment company that will be operated as an interval fund pursuant to Rule 23c-3 under the Act. Both John Hancock Asset-Based Lending Fund (the “ABL Fund”) and Manulife Private Credit Plus Fund (the “MPC Fund”) are Massachusetts business trusts that are registered under the Act and currently operate as a continuously offered, diversified, closed-end management investment companies that provide periodic liquidity with respect to their shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Interval Fund, the ABL Fund and the MPC Fund are referred to herein collectively as the “Initial Fund.” ~~Meketa Capital,~~John Hancock Investment Management LLC (the “Adviser”) will serve as the Initial Fund’s investment adviser. The Initial Fund and the Adviser are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 under the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial Fund to issue multiple classes of shares and to impose early withdrawal charges (“EWCs”) and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,1 acts as investment adviser and that operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the ~~Securities~~ Exchange Act ~~of 1934, as amended (the “Exchange Act”)~~ (the “Exchange Act”) (each, a “Future Fund,” and together with the Initial Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this first amended and restated application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant. The Order would supersede an exemptive order issued by the Commission on March 3, 2022 (the “Prior Order”) granting certain exemptions from Sections 18(a)(2), 18(c) and 18(i) of the Act and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, with the result that no person will continue to rely on the Prior Order if the Order is granted.2

[1]	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[2]
John Hancock Asset-Based Lending Fund and John Hancock Investment Management LLC, Inv. Co. Rel. Nos. 34491 (January 31, 2022) (notice) and 34524 (March 3, 2022) (order). The ABL Fund relies on the Prior Order in order to issue multiple classes of shares.

The Interval Fund filed an initial ~~registration statement~~Registration Statement filed on Form N-2 (“Initial Registration Statement”) on ~~September 1, 2023~~ March 5, 2024, seeking to register three classes of beneficial interest, “Class I Shares”, ~~“~~Class ~~II~~S Shares”, and “Class ~~III~~D Shares,” under the Act and under the Securities Act of 1933, as amended (the “Securities Act”), each with its own fee and expense structure. If the requested relief is granted, the ~~Initial~~Interval Fund anticipates making a continuous public offering of its Class ~~II~~S and Class ~~III~~D Shares. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The ~~Initial~~Interval Fund will only offer one class of shares, the Class I Shares, until receipt of the requested relief.

Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares.

It is currently contemplated that the ~~Initial~~Interval’s Class I Shares will not be subject to ~~other~~ expenses such as distribution fees ~~but will be subject to~~, shareholder servicing fees and an EWC. The ~~Initial~~Interval’s Class ~~II~~S and Class ~~III~~D Shares may be subject to other expenses, including a distribution and service fee ~~and an EWC.~~. The Funds may in the future offer additional classes of Shares and/or another sales charge structure.

Applicants represent that any asset-based distribution and/or service fees for each class of shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority Rule 2341(d) (the “FINRA Sales Charge Rule”). All references in the application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

II.	STATEMENT OF FACT

A.	~~Meketa Infrastructure~~John Hancock Multi Asset Credit Fund (the “~~Initial~~Interval Fund”)

The Initial Fund has filed a Notification of Registration Filed Pursuant to Section 8(a) of the Act on Form N-8A and an Initial Registration Statement on Form N-2 seeking to register Class I Shares, Class ~~II~~D Shares and Class ~~III~~D Shares under the Act and under the Securities Act. The ~~Initial~~Interval Fund is a ~~Delaware statutory~~Massachusetts business trust. The ~~Initial~~Interval Fund is a ~~non-diversified~~diversified, closed-end investment company that will operate as an interval fund pursuant to Rule 23c-3 under the Act.

The ~~Initial~~Interval Fund’s investment objective is to ~~generate long-term capital appreciation, consistent with prudent investment management~~seek to provide attractive risk-adjusted returns and current income. Under normal market conditions, the Fund will invest at least 80% of its net assets~~,~~ (plus any ~~borrowing~~borrowings for investment purposes~~, in~~) in credit-related investments ~~that provide direct or indirect exposure to infrastructure assets~~of U.S. and non-U.S. issuers. The ~~Initial~~Interval Fund’s address is ~~80 University Avenue, Westwood~~200 Berkeley Street Boston, MA ~~02090~~02116. If the relief requested herein is granted, the ~~Initial~~Interval Fund intends to offer Class ~~II~~S Shares and Class ~~III~~D Shares pursuant to a continuous public offering as discussed above.

The ~~Initial~~Interval Fund has adopted a fundamental policy to repurchase a specified percentage of its shares at per-class net asset value on a quarterly basis.3 Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act.~~2~~4 In order to rely on the requested relief, a Future Fund will adopt fundamental investment policies in compliance with Rule 23c-3 and make periodic repurchase offers to its shareholders or will provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund’s periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies, or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load (“CDSL”).~~3~~5

~~B.~~	~~John Hancock Investment Management LLC~~
B.
  John Hancock Asset-Based Lending Fund (the “ABL Fund”)

           The ABL Fund is a Massachusetts business trust. The ABL Fund is a non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. The ABL Fund continuously offers and sells shares of beneficial interests designated as “Class I Shares,” “Class S Shares” and “Class D Shares.” The ABL Fund’s investment objective is to provide high current income and to a lesser extent capital appreciation. The ABL Fund pursues its investment objective by investing, under normal circumstances, 80% of its net assets (plus any borrowings for investment purposes) in asset-based lending investments, which may include investments in distressed loans. The ABL Fund seeks to achieve its objective by investing in a broad portfolio of secured assets and thereby seeks to provide consistent levels of high current income derived from contractual cash-flows and to a lesser extent capital appreciation. The ABL Fund will primarily invest in financings sourced through proprietary means using relationships of Marathon Asset Management LP, the ABL Fund’s initial subadvisor, rather than traditional channels such as public markets, and seeks to benefit from expected premiums arising in such financings from, among other things, the  bespoke nature of each financing.

C.
  Manulife Private Credit Plus Fund (the “MPC Fund”)

           The MPC Fund is a Massachusetts business trust. The MPC Fund is a non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. The MPC Fund continuously offers and sells a single class of shares of beneficial interests designated as “Class I Shares.” The MPC Fund’s investment objective is to seek income and, to a lesser extent, capital appreciation. The MPC Fund operates as a fund of funds and, under normal market conditions, the MPC Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in private credit investments. The MPC Fund’s investment strategy may be implemented both directly by investing in private credit investments and indirectly by investing in affiliated and unaffiliated underlying funds, including, but not limited to, closed‑end investment companies, business development companies, private funds (other than affiliated private funds), and exchange-traded funds as determined by Manulife Investment Management (US) LLC, the MPC Fund’s initial subadvisor.

D.	John Hancock Investment Management LLC

The Adviser is a Delaware limited liability company and~~, as of September 29, 2023,~~ is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser serves as the Initial Fund’s investment adviser pursuant to an advisory agreement (~~the~~each, an “~~Investment Management~~Advisory Agreement”). The Interval Fund’s ~~Investment Management~~Advisory Agreement ~~has been approved by~~is subject to the approval of the ~~Initial~~Interval Fund’s ~~Initial Trustee~~Board of Trustees, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Interval Fund and by the ~~Initial~~Interval Fund’s original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to ~~the~~any ~~Investment Management~~Advisory Agreement. The Adviser’s address is 200 Berkeley Street Boston, MA 02116. Under the terms of ~~the~~any ~~Investment Management~~Advisory Agreement, ~~and subject to the authority of the board of trustees of the Initial Fund~~the Adviser will select and contract with one or more investment subadvisers, including CQS (US), LLC, Marathon Asset Management, L.P. and/or Manulife Investment Management (US) LLC, as applicable, to manage the investments and determine the composition of the assets of the Initial Fund (the “Subadvisers”); provided, that any contract with a Subadviser (a “Subadvisory Agreement”) shall be in compliance with and approved as required by the Act, except for such exemptions therefrom as may be granted to the Initial Fund or the Adviser. Subject always to the direction and control of the Initial Fund’s Board of Trustees (with respect to each Initial Fund, the “Board”), the Adviser will ~~be responsible for the overall~~monitor each Subadviser’s management of the Initial Fund’s ~~business affairs and selecting the Initial Fund’s investments according to the Initial Fund’s~~investment operations in accordance with the investment objectives~~, policies, and restrictions. The Adviser’s address is 80 University Avenue, Westwood, MA 02090.~~ and related investment policies, as set forth in the Initial Registration Statement and review and report to the Board on the performance of such Subadviser.

~~C~~E.	Other Provisions

From time to time, the ~~Initial~~Interval Fund may create additional classes of shares, the terms of which may differ from the Class I, Class ~~II~~S and Class ~~III~~D Shares pursuant to and in compliance with Rule 18f-3 under the Act.

[3]
The Interval Fund intends to seek exemptive relief from the Commission to make offers to repurchase a portion of the Interval Fund's common shares at one-month intervals, rather than “periodic intervals” (three, six or twelve months) specified by Rule 23c-3 under the Act.

~~2~~[4]
Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act.

~~3~~[5]
A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to the Fund to compensate ~~long- term~~long-term shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), service fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors’ fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees’ fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, service fees and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

Shares may be subject to an early repurchase fee at a rate of no greater than two percent of the shareholder’s repurchase proceeds (an “Early Repurchase Fee”) if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. Any Early Repurchase Fee imposed by a Fund will apply to all classes of shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class.

III.	EXEMPTIONS REQUESTED

A.	Multi-Class System

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of “senior security”~~4~~6 within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

~~4~~[6]
Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

B.	Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C.	Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the Act and Rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.~~5~~7 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and thus the liquidity required of such fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Staff determined that, given the changes in the securities market since 1940 -- in particular the emergence of semi-liquid investment opportunities -- it was appropriate to re-examine the classification system and its regulatory requirements.~~6~~8

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.~~7~~9 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.~~8~~10 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.~~9~~11 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April ~~1993.10~~1993.12

~~5~~[7]	SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.
~~6~~[8]	Id. at 424.
~~7~~[9]	Id. at 439-40
~~8~~[10]	Id. at 424.
~~9~~[11]	Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).
~~10~~[12]
Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.~~11~~13 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Funds seek relief. Since 1998, the Commission granted relief to the following closed-end investment companies to issue multiple classes of shares, to impose EWCs and to impose distribution and/or service fees, e.g., Meketa Infrastructure Fund, Nomura Alternative Income Fund, Pender Real Estate Credit Fund, Bow River Capital Evergreen Fund, AFA Multi-Manager Credit Fund, BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos-Avenue Opportunities Fund, KKR Credit Opportunities Portfolio and 361 Social Infrastructure Fund.~~12~~14

B.	Multiple Classes of Shares - Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the Act

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).~~13~~15 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

~~11~~[13]	Protecting Investors at 439-40; Proposing Release at 27.
~~12~~[14]
See, e.g., Meketa Infrastructure Fund and Meketa Capital, LLC Investment Co. Rel. Nos. 35056 (November 21, 2023) (notice) and 35070 (December 19, 2023) (order); Nomura Alternative Income Fund and Nomura Private Capital LLC, Investment Co. Rel. Nos. 34871 (March 23, 2023) (notice) and 34889 (April 18, 2023) (order); Pender Real Estate Credit Fund and Pender Capital Management, LLC, Investment Co Rel. Nos. 34859 (March 16, 2023) (notice) and 34882 (April 11, 2023) (order); Bow River Capital Evergreen Fund and Bow River Asset Management LLC, Investment Co. Rel. Nos. 34421 (November 19, 2021) (notice) and 34442 (December 15, 2021) (order); AFA Multi-Manager Credit Fund and Alternative Fund Advisors, LLC, Investment Co. Rel Nos. 34414 (November 2, 2021) (notice) (December 1, 2021) and 34430 (order); BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser, Inc., Investment Co. Rel. Nos. 34320 (June 29, 2021) (notice) and 34344 (July 26, 2021) (order); Calamos-Avenue Opportunities Fund and Calamos Avenue Management, LLC, Investment Co. Rel. Nos. 34300 (June 14, 2021) (notice) and 34327 (July 12, 2021) (order); KKR Credit Opportunities Portfolio and KKR Credit Advisors (US) LLC Investment Co. Rel. Nos. 33840 (April 16, 2020) (notice) and 33863 (May 12, 2020) (order); and 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC, Investment Co. Rel. Nos. 34051 (October 15, 2020) (notice) and 34091 (November 10, 2020) (order).

~~13~~[15]	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends…”

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,~~14~~16 the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.~~15~~17

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Fund’s shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.~~16~~18 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of shares on those contained in Rule 18f-3.

~~14~~[16]
See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

~~15~~[17]
See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

~~16~~[18]
See Meketa Infrastructure Fund, supra note 14; Nomura Alternative Income Fund, supra note ~~12~~14; Pender Real Estate Credit Fund, supra note ~~12~~14; Bow River Capital Evergreen Fund, supra note ~~12~~14; AFA Multi-Manager Credit Fund supra note ~~12~~14; BNY Mellon Alcentra Opportunistic Global Credit Income Fund, supra note ~~12~~14; Calamos-Avenue Opportunities Fund, supra note ~~12~~14; KKR Credit Opportunities Portfolio, supra note ~~12~~14; and 361 Social Infrastructure Fund, supra note ~~12~~14.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.~~17~~19 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder ~~reports18~~reports20 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.~~19~~21 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of such Fund’s shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.~~20~~22 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to Meketa Infrastructure Fund, Nomura Alternative Income Fund, Pender Real Estate Credit Fund, Bow River Capital Evergreen Fund, AFA Multi-Manager Credit Fund, BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos-Avenue Opportunities Fund, KKR Credit Opportunities Portfolio and 361 Social Infrastructure Fund.~~21~~23 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

~~17~~[19]	In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.
~~18~~[20]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).
~~19~~[21]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release)
~~20~~[22]	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.
~~21~~[23]
See Meketa Infrastructure Fund, supra note 14; Nomura Alternative Income Fund, supra note ~~12~~14; Pender Real Estate Credit Fund, supra note ~~12~~14; Bow River Capital Evergreen Fund, supra note ~~12~~14; AFA Multi-Manager Credit Fund supra note ~~12~~14; BNY Mellon Alcentra Opportunistic Global Credit Income Fund, supra note ~~12~~14; Calamos-Avenue Opportunities Fund, supra note ~~12~~14; KKR Credit Opportunities Portfolio, supra note ~~12~~14; and 361 Social Infrastructure Fund, supra note ~~12~~14.

C.	Early Withdrawal Charge

Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs on shares submitted for repurchase that have been held for less than a specified period. The Funds may seek to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the Act. The Funds may assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges will be paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as the ~~Initial~~Interval Fund intends to do for its common shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to no greater than two percent implicitly preclude the imposition” of CDSLs.~~22~~24 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the FINRA Sales Charge Rule upon distribution charges of open-end companies, which goes into effect in July of [1993].~~23~~25

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Sales Charge Rule, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

~~22~~[24]
Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: “The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.”

~~23~~[25]	Id.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.~~24~~26 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the Act would preclude them from doing so. Section 23(c)(2) of the Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.~~25~~27 The best price rules under Rule 23c-1(a)(9) of the Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.~~26~~28 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and/or distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.~~27~~29 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

~~24~~[26]	Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.
~~25~~[27]	See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.
~~26~~[28]	See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).
~~27~~[29]
See Meketa Infrastructure Fund, supra note 14; Nomura Alternative Income Fund, supra note ~~12~~14; Pender Real Estate Credit Fund, supra note ~~12~~14; Bow River Capital Evergreen Fund, supra note ~~12~~14; AFA Multi-Manager Credit Fund supra note ~~12~~14; BNY Mellon Alcentra Opportunistic Global Credit Income Fund, supra note ~~12~~14; Calamos-Avenue Opportunities Fund, supra note ~~12~~14; KKR Credit Opportunities Portfolio, supra note ~~12~~14; and 361 Social Infrastructure Fund, supra note ~~12~~14.

D.	Waivers of Early Withdrawal Charges

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers, scheduled variations, or eliminations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the Act as if the Funds were open-end investment companies. It is anticipated that a Fund will grant waivers of the EWC only under circumstances where the granting of such waiver is unlikely to cause rapid turnover in shares of the Fund, particularly where there are also important policy reasons to waive the EWC, such as when shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Funds, the waiver of the EWC works to shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”~~28~~30 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d~~-1.29~~-1.31 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.~~30~~32 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

~~28~~[30]	Investment Co. Act Rel. No. 14390 (February 2, 1985).
~~29~~[31]	Id.
~~30~~[32]
Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.	Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.~~31~~33

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-~~1,32~~1,34 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

~~31~~[33]	Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.
~~32~~[34]	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.~~33~~35

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its shares should be resolved by such Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

~~33~~[35] Id.	~~Id.~~

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.~~34~~36

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund’s ~~Initial Trustee~~ Boards of Trustees are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications of the Applicants required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is ~~80 University Avenue, Westwood~~200 Berkeley Street Boston, MA ~~02090~~02116 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

Signature Page Follows

~~34~~[36]
See Meketa Infrastructure Fund, supra note 14; Nomura Alternative Income Fund, supra note ~~12~~14; Pender Real Estate Credit Fund, supra note ~~12~~14; Bow River Capital Evergreen Fund, supra note ~~12~~14; AFA Multi-Manager Credit Fund supra note ~~12~~14; BNY Mellon Alcentra Opportunistic Global Credit Income Fund, supra note ~~12~~14; Calamos-Avenue Opportunities Fund, supra note ~~12~~14; KKR Credit Opportunities Portfolio, supra note ~~12~~14; and 361 Social Infrastructure Fund, supra note ~~12~~14.

Applicants have caused this Application to be duly signed on their behalf on the ~~16th~~11th day of ~~October~~April, ~~2023~~2024.

Dated: ~~October 16~~April 11, ~~2023~~2024	~~Meketa Infrastructure~~John Hancock Multi Asset Credit Fund

	By:	/s/ ~~Michael Bell~~Andrew G. Arnott
	Name:	~~Michael Bell~~Andrew G. Arnott
	Title:	~~Sole Initial Trustee~~President

Dated: April 11, 2024 Dated: April 11, 2024 Dated: ~~October 16~~April 11, ~~2023~~2024
John Hancock Asset-Based Lending Fund
By:                    /s/Andrew G. Arnott
Name:               Andrew G. Arnott
Title:                 President
Manulife Private Credit Plus Fund
By:                     /s/Andrew G. Arnott
Name:                Andrew G. Arnott
Title:                  President
~~Meketa Capital,~~John Hancock Investment Management LLC

~~By: Meketa Investment Group, Inc., as sole Member~~

	By:	/s/ ~~Stephen P. McCourt~~Jay Aronowitz
	Name:	~~Stephen P. McCourt~~Jay Aronowitz
	Title:	~~Co-Chief Executive~~Chief Investment Officer

[Signature Page]

EXHIBIT A

Resolutions of the Boards of Trustees of the Applicants

Resolutions of the ~~Initial Trustee~~Board of Trustees of ~~Meketa Infrastructure~~John Hancock Multi Asset Credit Fund

RESOLVED:
that the officers of ~~Meketa Infrastructure~~John Hancock Multi Asset Credit Fund (the “Fund”) be, and each hereby is, authorized and directed to request an order from the SEC pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of 18(a)(2), Sections 18(c), and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act granting exemptions from Rule 23c-3 and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Fund, among other things, to offer multiple classes of shares to the public (the “Order”); and

FURTHER RESOLVED:
that the appropriate officers of the Fund be, and each hereby is, authorized, on behalf of the Fund, to prepare, execute and file the application and any further amendments with the SEC to request the Order.

Resolutions of the Board of Trustees of John Hancock Asset-Based Lending Fund

RESOLVED:
that the officers of John Hancock Asset-Based Lending Fund (the “Fund”) be, and each hereby is, authorized and directed to request an order from the SEC pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of 18(a)(2), Sections 18(c), and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act granting exemptions from Rule 23c-3 and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Fund, among other things, to offer multiple classes of shares to the public (the “Order”); and

FURTHER RESOLVED:
that the appropriate officers of the Fund be, and each hereby is, authorized, on behalf of the Fund, to prepare, execute and file the application and any further amendments with the SEC to request the Order.

Resolutions of the Board of Trustees of Manulife Private Credit Plus Fund

RESOLVED:
that the officers of Manulife Private Credit Plus Fund (the “Fund”) be, and each hereby is, authorized and directed to request an order from the SEC pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of 18(a)(2), Sections 18(c), and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act granting exemptions from Rule 23c-3 and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Fund, among other things, to offer multiple classes of shares to the public (the “Order”); and

FURTHER RESOLVED:
that the appropriate officers of the Fund be, and each hereby is, authorized, on behalf of the Fund, to prepare, execute and file the application and any further amendments with the SEC to request the Order.

Exhibit B

Verifications of the Applicants

Verifications of ~~Meketa Infrastructure~~John Hancock Multi Asset Credit Fund and ~~Meketa Capital,~~John Hancock Investment Management LLC

The undersigned states that he or she has duly executed the attached application dated ~~October 16, 2023~~ April 11, 2024 for and on behalf of ~~Meketa Infrastructure~~John Hancock Multi Asset Credit Fund in his ~~or her~~ capacity as ~~sole initial Trustee~~President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ ~~Michael Bell~~Andrew G. Arnott
Name:	~~Michael Bell~~Andrew G. Arnott
Title:	~~Sole Initial Trustee~~President

The undersigned states that he or she has duly executed the attached application dated ~~October 16, 2023~~ April 11, 2024 for and on behalf of ~~Meketa Capital,~~John Hancock Investment Management LLC, in his or her capacity as ~~Co-Chief Executive~~Chief Investment Officer of such ~~entity’s sole Member~~entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

~~Meketa Capital, LLC~~

~~By: Meketa Investment Group, Inc., as sole Member~~

By:	/s/ ~~Stephen P. McCourt~~Jay Aronowitz
Name:	~~Stephen P. McCourt~~Jay Aronowitz
Title:	~~Co-Chief Executive~~Chief Investment Officer

Verifications of John Hancock Asset-Based Lending Fund and John Hancock Investment Management LLC

The undersigned states that he or she has duly executed the attached application dated April 11, 2024 for and on behalf of John Hancock Asset-Based Lending Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President

The undersigned states that he or she has duly executed the attached application dated April 11, 2024 for and on behalf of John Hancock Investment Management LLC, in his or her capacity as Chief Investment Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
Title:	Chief Investment Officer

Verifications of Manulife Private Credit Plus Fund and John Hancock Investment Management LLC

The undersigned states that he or she has duly executed the attached application dated April 11, 2024 for and on behalf of Manulife Private Credit Plus Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President

The undersigned states that he or she has duly executed the attached application dated April 11, 2024 for and on behalf of John Hancock Investment Management LLC, in his or her capacity as Chief Investment Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
Title:	Chief Investment Officer

File No. 812-~~[ ]~~15547

As filed with the Securities and Exchange Commission on ~~February 16~~April 11, ~~2023~~2024

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(~~d~~D)

In the Matter of:

John Hancock Multi Asset Credit Fund
John Hancock Investment Management LLC
John Hancock Asset-Based Lending Fund
Manulife Private Credit Plus Fund
~~Nomura Alternative Income Fund~~
~~Nomura Private Capital LLC~~

PLEASE SEND ALL COMMUNICATIONS AND
ORDERS TO:

~~Joshua B. Deringer~~Christopher Sechler, Esq.
200 Berkeley Street
Boston, MA 02116
~~Faegre Drinker Biddle & Reath LLP~~
~~One Logan Square, Ste. 2000~~
~~Philadelphia, PA 19103~~
~~joshua.deringer@faegredrinker.com~~

WITH A COPY TO:

Mark P. Goshko
George J. Zornada
K&L Gates, LLP
1 Congress Street, Suite 2900
Boston, Massachusetts 02114
~~Nomura Private Capital LLC~~
~~309 West 49th Street, 24th Floor~~
~~New York, New York 10019~~
~~Attention: Chief Operating Officer~~
~~(212) 667-9000~~

This First Amended and Restated Application (including Exhibits) contains ~~44~~95 pages

TABLE OF CONTENTS

Page
I.	THE PROPOSAL		~~3~~1
II.	STATEMENT OF ~~FACTS~~FACT		~~3~~2
	A.	~~Nomura Alternative Income~~John Hancock Multi Asset Credit Fund (the “~~Initial~~Interval Fund”)	~~3~~2
	B.	John Hancock Asset-Based Lending Fund (the “ABL Fund”)	3
	C.	Manulife Private Credit Plus Fund (the “MPC Fund”)	3
	~~B~~D.	~~Nomura Private Capital~~John Hancock Investment Management LLC ~~(the “Adviser”)~~	~~4~~3
	~~C~~E.	Other Provisions	~~4~~3
~~III.~~	~~EXEMPTION REQUESTED~~		~~5~~
III.	~~A. The Multi-Class System~~EXEMPTIONS REQUESTED		~~5~~4
	A.	Multi-Class System	4
	B.	Early Withdrawal Charge	5
	C.	Asset-Based Distribution and/or Service Fees	5
IV.	COMMISSION AUTHORITY		5
V.	DISCUSSION		~~5~~6
	A.	Background	~~5~~6
	B.	Multiple Classes of Shares - Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the Act	~~6~~7
	C.	Early Withdrawal Charge ~~(“EWC”)~~	~~8~~11
	D.	Waivers of ~~EWCs~~Early Withdrawal Charges	~~9~~13
	E.	Asset-Based Distribution and/or Service Fees	~~9~~14
VI.	APPLICANTS’ CONDITION		~~10~~15
VII.	CONCLUSION		~~10~~15

EXHIBITS

Exhibit A - Resolutions of the ~~Board of Trustees of Nomura Altnerative Income~~ Board of Trustees of the Initial Fund
Exhibit B - Verifications of ~~Nomura Alternative Income Fund and Nomura Private Capital~~ the Applicants
Exhibit C - Marked copies of the First Amended and Restated Application showing changes from the final versions of the two applications identified as substantially identical under Rule 0-5(e)(3)
Exhibit D - Marked copy of First Amended and Restated Application showing changes from the immediately prior version of the Application filed with the Commission on February 1, 2024 (File No. 812-15547)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
IN THE MATTER OF:
~~NOMURA ALTERNATIVE INCOME~~JOHN HANCOCK MULTI ASSET CREDIT,
JOHN HANCOCK ASSET-BASED LENDING FUND,
~~AND~~
MANULIFE PRIVATE CREDIT PLUS FUND, AND
~~NOMURA PRIVATE CAPITAL~~JOHN HANCOCK INVESTMENT MANAGEMENT LLC

Investment Company Act of 1940

File No. 812-~~[ ]~~ 15547

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d).

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

I.	THE PROPOSAL

~~Nomura Alternative Income~~John Hancock Multi Asset Credit Fund (the “~~Initial~~Interval Fund”) is a newly organized ~~Delaware statutory~~Massachusetts business trust that is registered under the Act and that will operate as a continuously offered, ~~non-diversified~~diversified, closed-end management investment company that will be operated as an interval fund pursuant to Rule 23c-3 under the Act. Both John Hancock Asset-Based Lending Fund (the “ABL Fund”) and Manulife Private Credit Plus Fund (the “MPC Fund”) are Massachusetts business trusts that are registered under the Act and currently operate as a continuously offered, diversified, closed-end management investment companies that provide periodic liquidity with respect to their shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Interval Fund, the ABL Fund and the MPC Fund are referred to herein collectively as the “Initial Fund.”  ~~Nomura Private Capital~~John Hancock Investment Management LLC (the “Adviser”) will serve as the Initial Fund’s investment adviser. The Initial Fund and the Adviser are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 under the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial Fund to issue multiple classes of shares and to impose early withdrawal charges (“EWCs”) and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,1 acts as investment adviser and that operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the ~~Securities~~ Exchange Act ~~of 1934, as amended (the “Exchange Act”)~~ (each, a “Future Fund,” and together with the Initial Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this first amended and restated application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant. The Order would supersede an exemptive order issued by the Commission on March 3, 2022 (the “Prior Order”) granting certain exemptions from Sections 18(a)(2), 18(c) and 18(i) of the Act and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, with the result that no person will continue to rely on the Prior Order if the Order is granted.2

The ~~Initial~~Interval Fund filed an initial ~~registration statement~~Registration Statement filed on Form N-2 (“Initial Registration Statement”) on ~~September 13, 2022~~ March 5, 2024, seeking to register three classes of beneficial interest, “Class I Shares”, ~~“~~Class ~~D~~S Shares”, and “Class ~~A~~D Shares,” under the Act and under the Securities Act of 1933, as amended (the “Securities Act”), each with its own fee and expense structure. If the requested relief is granted, the ~~Initial~~Interval Fund anticipates making a continuous public offering of its Class ~~D~~S and Class ~~A~~D Shares. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The ~~Initial~~Interval Fund will only offer one class of shares, the Class I Shares, until receipt of the requested relief.

Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares.

It is currently contemplated that the ~~Initial~~Interval Fund’s Class I Shares will not be subject to ~~other~~ expenses such as distribution ~~and/or service fees, but may be subject to~~fees, shareholder servicing fees and an EWC. The ~~Initial~~Interval Fund’s Class ~~D~~S and Class ~~A~~D Shares may be subject to other expenses, including a distribution and service fee ~~and an EWC.~~. The Funds may in the future offer additional classes of Shares and/or another sales charge structure.

Applicants represent that any asset-based distribution and/or service fees for each class of shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority Rule 2341(d) (the “FINRA Sales Charge Rule”). All references in the application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

II.	STATEMENT OF ~~FACTS~~FACT
A.	Nomura Alternative IncomeJohn Hancock Multi Asset Credit Fund (the “~~Initial~~Interval Fund”)

The ~~Initial~~Interval Fund has filed a Notification of Registration Filed Pursuant to Section 8(a) of the Act on Form N-8A and an Initial Registration Statement on Form N-2 seeking to register Class I Shares, Class D Shares and Class ~~A~~D Shares under the Act and under the Securities Act. The ~~Initial~~Interval Fund is a ~~Delaware statutory~~Massachusetts business trust. The ~~Initial~~Interval Fund is a ~~non-diversified~~diversified, closed-end investment company that will operate as an interval fund pursuant to Rule 23c-3 under the Act.

The ~~Initial~~Interval Fund’s ~~primary~~ investment objective is to ~~maximize risk-adjusted total return, and the Fund will~~ seek to provide attractive risk-adjusted returns and current income ~~as a secondary investment objective~~. Under normal market conditions, the Fund will ~~seek to achieve its investment objective by investing~~invest at least ~~a majority~~80% of its ~~assets (~~net assets~~,~~ (plus any borrowings for investment purposes) ~~either directly or indirectly through investment vehicles (“Underlying Funds”) across a wide array of global public and private credit markets, with allocations~~ in credit-related investments of U.S. and non-U.S. issuers. The ~~Initial~~Interval Fund’s address is 200 Berkeley Street Boston, MA 02116. ~~primarily focused on the private corporate, real estate, consumer, asset based, and specialty lending markets. The Initial Fund’s address is c/o Ultimus Fund Solutions, LLC, P.O. Box 541150, Omaha, Nebreska 68154.~~

If the relief requested herein is granted, the Initial Fund intends to offer Class ~~D~~S Shares and Class ~~A~~D Shares pursuant to a continuous public offering as discussed above.

1 A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[2]
John Hancock Asset-Based Lending Fund and John Hancock Investment Management LLC, Inv. Co. Rel. Nos. 34491 (January 31, 2022) (notice) and 34524 (March 3, 2022) (order). The ABL Fund relies on the Prior Order in order to issue multiple classes of shares.

The ~~Initial~~Interval Fund has adopted a fundamental policy to repurchase a specified percentage of its shares at per-class net asset value on a quarterly basis. 3 Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act.~~2~~4 In order to rely on the requested relief, a Future Fund will adopt fundamental investment policies in compliance with Rule 23c-3 and make periodic repurchase offers to its shareholders or will provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund’s periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies, or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load (“CDSL”).~~3~~5

~~B.~~	~~John Hancock Investment Management LLC~~
B.
  John Hancock Asset-Based Lending Fund (the “ABL Fund”)

           The ABL Fund is a Massachusetts business trust. The ABL Fund is a non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. The ABL Fund continuously offers and sells shares of beneficial interests designated as “Class I Shares,” “Class S Shares” and “Class D Shares.” The ABL Fund’s investment objective is to provide high current income and to a lesser extent capital appreciation. The ABL Fund pursues its investment objective by investing, under normal circumstances, 80% of its net assets (plus any borrowings for investment purposes) in asset-based lending investments, which may include investments in distressed loans. The ABL Fund seeks to achieve its objective by investing in a broad portfolio of secured assets and thereby seeks to provide consistent levels of high current income derived from contractual cash-flows and to a lesser extent capital appreciation. The ABL Fund will primarily invest in financings sourced through proprietary means using relationships of Marathon Asset Management LP, the ABL Fund’s initial subadvisor, rather than traditional channels such as public markets, and seeks to benefit from expected premiums arising in such financings from, among other things, the  bespoke nature of each financing.

C.
  Manulife Private Credit Plus Fund (the “MPC Fund”)

           The MPC Fund is a Massachusetts business trust. The MPC Fund is a non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. The MPC Fund continuously offers and sells a single class of shares of beneficial interests designated as “Class I Shares.” The MPC Fund’s investment objective is to seek income and, to a lesser extent, capital appreciation. The MPC Fund operates as a fund of funds and, under normal market conditions, the MPC Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in private credit investments. The MPC Fund’s investment strategy may be implemented both directly by investing in private credit investments and indirectly by investing in affiliated and unaffiliated underlying funds, including, but not limited to, closed‑end investment companies, business development companies, private funds (other than affiliated private funds), and exchange-traded funds as determined by Manulife Investment Management (US) LLC, the MPC Fund’s initial subadvisor.

D.	John Hancock Investment Management LLC

The Adviser is a Delaware limited liability company and ~~a~~is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser serves as the Initial Fund’s investment adviser pursuant to an advisory agreement (~~the~~each, an “~~Investment Management~~Advisory Agreement”). The Interval Fund’s ~~Investment Management~~Advisory Agreement ~~has been approved by~~is subject to the approval of the ~~Initial~~Interval Fund’s Board of Trustees ~~(the “Board”)~~, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the ~~Initial~~Interval and by the ~~Initial~~Interval Fund’s original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to ~~the~~any ~~Investment Management~~Advisory Agreement. The Adviser’s address is 200 Berkeley Street Boston, MA 02116. Under the terms of ~~the~~any ~~Investment Management~~Advisory Agreement, ~~and subject to the authority of the Board~~the Adviser will select and contract with one or more investment subadvisers, including CQS (US), LLC, Marathon Asset Management, L.P. and/or Manulife Investment Management (US) LLC, as applicable, to manage the investments and determine the composition of the assets of the Initial Fund (the “Subadvisers”); provided, that any contract with a Subadviser (a “Subadvisory Agreement”) shall be in compliance with and approved as required by the Act, except for such exemptions therefrom as may be granted to the Initial Fund or the Adviser. Subject always to the direction and control of the Initial Fund’s Board of Trustees (with respect to each Initial Fund, the “Board”), the Adviser will ~~be responsible for the overall~~monitor each Subadviser’s management of the Initial Fund’s ~~business affairs and selecting the Initial Fund’s investments according to the Initial Fund’s~~investment operations in accordance with the investment objectives~~, policies, and restrictions. The Adviser’s address is 309 West 49th Street, 24th Floor, New York, NY 10019-7316.~~ and related investment policies, as set forth in the Initial Registration Statement and review and report to the Board on the performance of such Subadviser.

~~C~~E.	Other Provisions

From time to time, the ~~Initial~~Interval Fund may create additional classes of shares, the terms of which may differ from the Class I, Class ~~D~~S and Class ~~A~~D Shares pursuant to and in compliance with Rule 18f-3 under the Act.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), service fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors’ fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees’ fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, service fees and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

Shares may be subject to an early repurchase fee at a rate of no greater than two percent of the shareholder’s repurchase proceeds (an “Early Repurchase Fee”) if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. Any Early Repurchase Fee imposed by a Fund will apply to all classes of shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class. ~~The Initial Fund does not intend to impose an Early Repurchase Fee.~~

3 The Interval Fund intends to seek exemptive relief from the Commission to make offers to repurchase a portion of the Interval Fund's common shares at one-month intervals, rather than “periodic intervals” (three, six or twelve months) specified by Rule 23c-3 under the Act.
~~2~~4 Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act.
~~3~~5 A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to the Fund to compensate long- term shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.

III. EXEMPTIONS REQUESTED
A.	The Multi-Class System

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of “senior security”~~4~~6 within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

B.	Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C.	Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the Act and Rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V. DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.~~5~~7 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and thus the liquidity required of such fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Staff determined that, given the changes in the securities market since 1940 - in particular the emergence of semi-liquid investment opportunities - it was appropriate to re-examine the classification system and its regulatory requirements.~~6~~8

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.~~7~~9 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory”

~~4~~6 Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.
~~5~~7 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.
~~6~~8 Id. at 424.
~~7~~9 Id. at 439-40.

between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.~~8~~10 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.~~9~~11 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April ~~1993.10~~1993.12

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.~~11~~13 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Funds seek relief. Since 1998, the Commission granted relief to the following closed-end investment companies to issue multiple classes of shares, to impose EWCs and to impose distribution and/or service fees, e.g., Meketa Infrastructure Fund, Nomura Alternative Income Fund, Pender Real Estate Credit Fund, Bow River Capital Evergreen Fund, AFA Multi-Manager Credit Fund, BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos-Avenue Opportunities Fund, KKR Credit Opportunities Portfolio~~,~~ and 361 Social Infrastructure Fund~~, and CIM Real Assets & Credit Fund, et al.12~~.14

B.	Multiple Classes of Shares - Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the Act

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years' dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).~~13~~15 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends…”

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

~~8~~10 Id. at 424.
~~9~~11 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).
~~10~~12 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.
~~11~~13 Protecting Investors at 439-40; Proposing Release at 27.
~~12~~14 See, e.g., Meketa Infrastructure Fund and Meketa Capital, LLC Investment Co. Rel. Nos. 35056 (November 21, 2023) (notice) and 35070 (December 19, 2023) (order); Nomura Alternative Income Fund and Nomura Private Capital LLC, Investment Co. Rel. Nos. 34871 (March 23, 2023) (notice) and 34889 (April 18, 2023) (order); Pender Real Estate Credit Fund and Pender Capital Management, LLC, Investment Co Rel. Nos. 34859 (March 16, 2023) (notice) and 34882 (April 11, 2023) (order); Bow River Capital Evergreen Fund and Bow River Asset Management LLC, Investment Co. Rel. Nos. 34421 (November 19, 2021) (notice) and 34442 (December 15, 2021) (order); AFA Multi-Manager Credit Fund and Alternative Fund Advisors, LLC, Investment Co. Rel Nos. ~~34430~~34414 (November 2, 2021) (notice) (December 1, 2021) and 34430 (order); BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser, Inc., Investment Co. Rel. Nos. 34320 (June 29, 2021) (notice) and 34344 (July 26, 2021) (order); Calamos-Avenue Opportunities Fund and Calamos Avenue Management, LLC, Investment Co. Rel. Nos. 34300 (June 14, 2021) (notice) and 34327 (July 12, 2021) (order); KKR Credit Opportunities Portfolio and KKR Credit Advisors (US) LLC Investment Co. Rel. Nos. 33840 (April 16, 2020) (notice) and 33863 (May 12, 2020) (order); and 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC, Investment Co. Rel. Nos. 34051 (October 15, 2020) (notice) and 34091 (November 10, 2020) (order)~~; and CIM Real Assets & Credit Fund, et al. Investment Co. Rel. Nos. 33630 (September 23, 2019) (notice) and 33659 (October 22, 2019) (order).~~.
~~13~~15 Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,~~14~~16 the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.~~15~~17

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Fund’s shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.~~16~~18 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund's prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.~~17~~19 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder ~~reports18~~reports20 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.~~19~~21 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of such Fund’s shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.~~20~~22 Applicants will comply with all such applicable disclosure requirements.
~~14~~16 See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

~~15~~17 See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

~~16~~18 See Meketa Infrastructure Fund, supra note 14; Nomura Alternative Income Fund, supra note 14; Pender Real Estate Credit Fund, supra note 14; Bow River Capital Evergreen Fund, supra note ~~12~~14; AFA Multi-Manager Credit Fund supra note ~~12~~14; BNY Mellon Alcentra Opportunistic Global Credit Income Fund, supra note ~~12~~14; Calamos-Avenue Opportunities Fund, supra note ~~12~~14; KKR Credit Opportunities Portfolio, supra note ~~12~~14; and 361 Social Infrastructure Fund, supra note ~~12; and CIM Real Assets & Credit Fund, supra note 12~~14.
~~17~~19 In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.
~~18~~20 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).
~~19~~21 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release)
~~20~~22 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.

The requested relief is similar to the exemptions discussed above granted by the Commission to Meketa Infrastructure Fund, Nomura Alternative Income Fund, Pender Real Estate Credit Fund, Bow River Capital Evergreen Fund, AFA Multi-Manager Credit Fund, BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos-Avenue Opportunities Fund, KKR Credit Opportunities Portfolio~~,~~ and 361 Social Infrastructure Fund~~, and CIM Real Assets & Credit Fund.21~~.23 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.	Early Withdrawal Charge

Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs on shares submitted for repurchase that have been held for less than a specified period. The Funds may seek to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the Act. The Funds may assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges will be paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as the ~~Initial~~Interval Fund intends to do for its common shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to no greater than two percent implicitly preclude the imposition” of CDSLs.~~22~~24 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the FINRA Sales Charge Rule upon distribution charges of open-end companies, which goes into effect in July of [1993].~~23~~25

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Sales Charge Rule, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.~~24~~26 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the Act would preclude them from doing so. Section 23(c)(2) of the Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund's distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.~~25~~27 The best price rules under Rule 23c-1(a)(9) of the Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.~~26~~28 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and/or distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

~~21~~23 See Meketa Infrastructure Fund, supra note 14; Nomura Alternative Income Fund, supra note 14; Pender Real Estate Credit Fund, supra note 14; Bow River Capital Evergreen Fund, supra note ~~12~~14; AFA Multi-Manager Credit Fund supra note ~~12~~14; BNY Mellon Alcentra Opportunistic Global Credit Income Fund, supra note ~~12~~14; Calamos-Avenue Opportunities Fund, supra note ~~12~~14; KKR Credit Opportunities Portfolio, supra note ~~12~~14; and 361 Social Infrastructure Fund, supra note ~~12; and CIM Real Assets & Credit Fund, supra note 12~~14.
~~22~~24 Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: “The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.”
~~23~~25 Id.
~~24~~26 Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.
~~25~~27 See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.
~~26~~28 See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

The Commission has previously granted the same type of exemptive relief requested herein.~~27~~29 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.	Waivers of Early Withdrawal Charges

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers, scheduled variations, or eliminations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the Act as if the Funds were open-end investment companies. It is anticipated that a Fund will grant waivers of the EWC only under circumstances where the granting of such waiver is unlikely to cause rapid turnover in shares of the Fund, particularly where there are also important policy reasons to waive the EWC, such as when shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Funds, the waiver of the EWC works to shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”~~28~~30 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d~~-1.29~~-1.31 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.~~30~~32 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d- 1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.	Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.~~31~~33

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

~~27~~29 See Meketa Infrastructure Fund, supra note 14; Nomura Alternative Income Fund, supra note 14; Pender Real Estate Credit Fund, supra note 14; Bow River Capital Evergreen Fund, supra note ~~12~~14; AFA Multi-Manager Credit Fund supra note ~~12~~14; BNY Mellon Alcentra Opportunistic Global Credit Income Fund, supra note ~~12~~14; Calamos-Avenue Opportunities Fund, supra note ~~12~~14; KKR Credit Opportunities Portfolio, supra note ~~12~~14; and 361 Social Infrastructure Fund, supra note ~~12; and CIM Real Assets & Credit Fund, supra note 12~~14.
~~28~~30 Investment Co. Act Rel. No. 14390 (February 2, 1985).
~~29~~31 Id.
~~30~~32 Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.
~~31~~33 Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-~~1,32~~1,34 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.~~33~~35

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its shares should be resolved by such Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI. APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII. CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ~~insure~~ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.~~34~~36

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund’s ~~Initial Trustee~~ Boards of Trustees are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications of the Applicants required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is ~~c/o Ultimus Fund Solutions, LLC, P.O. Box 541150, Omaha, Nebreska 68154 (Initial Fund) and Worldwide Plaza, 309 West 49th Street, 24th Floor, New York, NY 10019-7316 (Adviser)~~200 Berkeley Street Boston, MA 02116 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

Signature Page Follows

~~32~~34 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).
~~33~~35 Id.
~~34~~36 See Meketa Infrastructure Fund, supra note 14; Nomura Alternative Income Fund, supra note 14; Pender Real Estate Credit Fund, supra note 14; Bow River Capital Evergreen Fund, supra note ~~12~~14; AFA Multi-Manager Credit Fund supra note ~~12~~14; BNY Mellon Alcentra Opportunistic Global Credit Income Fund, supra note ~~12~~14; Calamos-Avenue Opportunities Fund, supra note ~~12~~14; KKR Credit Opportunities Portfolio, supra note ~~12~~14; and 361 Social Infrastructure Fund, supra note ~~12; and CIM Real Assets & Credit Fund, supra note 12~~14.

Applicants have caused this Application to be duly signed on their behalf on the ~~16th~~11th day of ~~February~~April ~~2023~~2024.

Dated: April 11, 2024	John Hancock Multi Asset Credit Fund

	By:	/s/ Andrew G. Arnott
	Name:	Andrew G. Arnott
	Title:	President

Dated: April 11, 2024	John Hancock Investment Management LLC

	By:	/s/ Jay Aronowitz
	Name:	Jay Aronowitz
	Title:	Chief Investment Officer

Dated: April 11, 2024 Dated: April 11, 2024	John Hancock Asset-Based Lending Fund By: /s/Andrew G. Arnott Name: Andrew G. Arnott Title: President Manulife Private Credit Plus Fund By: /s/Andrew G. Arnott Name: Andrew G. Arnott Title: President
[Signature Page]

~~Nomura Alternative Income Fund~~
~~Dated: February 16, 2023 By:~~ /s/ Robert Stark
~~Name: Robert Stark~~
~~Title: President and Trustee~~

~~Nomura Private Capital LLC~~
~~Dated: February 16, 2023 By:~~ /s/ Robert Stark
~~Name: Robert Stark~~
~~Title: Chief Executive Offier~~

EXHIBIT A

Resolutions of the Boards of Trustees of the Applicants
Resolutions of the ~~Board of Trustees of Nomura Alternative Income~~Board of Trustees of John Hancock Multi Asset Credit Fund ~~(the “Trust”)~~

RESOLVED:
that the officers of John Hancock Multi Asset Credit Fund (the “Fund”) be, and each hereby is, authorized and directed to request an order from the SEC pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of 18(a)(2), Sections 18(c), and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act granting exemptions from Rule 23c-3 and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Fund, among other things, to offer multiple classes of shares to the public (the “Order”); and

FURTHER RESOLVED:
that the appropriate officers of the Fund be, and each hereby is, authorized, on behalf of the Fund, to prepare, execute and file the application and any further amendments with the SEC to request the Order.

~~RESOLVED, that the filing of the Trust’s application for an order from the SEC pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) granting exemptions from the provisions of Sections 18(a)(2), 18(c) and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act granting exemptions from Rule 23c-3 and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Trust, among other things, to offer multiple classes of shares to the public be, and it hereby is, approved; and it is~~

~~FURTHER RESOLVED, that any officer be, and each of them hereby is, authorized to make such amendments to such application as the officers of the Trust, upon advice of counsel, deem necessary and appropriate, and to execute and cause to be filed any and all amendments to the application hereinabove authorized in such form as the officer executing the same approve, such execution thereof to be conclusive evidence of such approval.~~

Resolutions of the Board of Trustees of John Hancock Asset-Based Lending Fund

RESOLVED:
that the officers of John Hancock Asset-Based Lending Fund (the “Fund”) be, and each hereby is, authorized and directed to request an order from the SEC pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of 18(a)(2), Sections 18(c), and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act granting exemptions from Rule 23c-3 and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Fund, among other things, to offer multiple classes of shares to the public (the “Order”); and

FURTHER RESOLVED:
that the appropriate officers of the Fund be, and each hereby is, authorized, on behalf of the Fund, to prepare, execute and file the application and any further amendments with the SEC to request the Order.

 Resolutions of the Board of Trustees of Manulife Private Credit Plus Fund

RESOLVED:
that the officers of Manulife Private Credit Plus Fund (the “Fund”) be, and each hereby is, authorized and directed to request an order from the SEC pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of 18(a)(2), Sections 18(c), and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act granting exemptions from Rule 23c-3 and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Fund, among other things, to offer multiple classes of shares to the public (the “Order”); and

FURTHER RESOLVED:
that the appropriate officers of the Fund be, and each hereby is, authorized, on behalf of the Fund, to prepare, execute and file the application and any further amendments with the SEC to request the Order.

EXHIBIT B

Verifications of the Applicants

Verifications of ~~Nomura Alternative Income~~John Hancock Multi Asset Credit Fund and ~~Nomura Private Capital~~John Hancock Investment Management LLC

The undersigned states that he or she has duly executed the attached application dated ~~February 1~~April 11, ~~2023~~2024 for and on behalf of ~~Nomura Alternative Income~~John Hancock Multi Asset Credit Fund in his capacity as ~~Trustee~~President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
~~By:~~ /s/ Robert Stark
~~Name: Robert Stark~~
~~Title: President and Trustee~~

By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President

The undersigned states that he ~~has~~or she has duly executed the attached application dated ~~February 1~~April 11, ~~2023~~2024 for and on behalf of ~~Nomura Private Capital~~John Hancock Investment Management LLC, in his or her capacity as Chief ~~Executive Offier~~Investment Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.
~~By: /s/ Robert Stark~~
~~Name: Robert Stark~~
~~Title: Chief Executive Offier~~

By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
Title:	Chief Investment Officer

Verifications of John Hancock Asset-Based Lending Fund and John Hancock Investment Management LLC

The undersigned states that he or she has duly executed the attached application dated April 11, 2024 for and on behalf of John Hancock Asset-Based Lending Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President

The undersigned states that he or she has duly executed the attached application dated April 11, 2024 for and on behalf of John Hancock Investment Management LLC, in his or her capacity as Chief Investment Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
Title:	Chief Investment Officer

Verifications of Manulife Private Credit Plus Fund and John Hancock Investment Management LLC

The undersigned states that he or she has duly executed the attached application dated April 11, 2024 for and on behalf of Manulife Private Credit Plus Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President

The undersigned states that he or she has duly executed the attached application dated April 11, 2024 for and on behalf of John Hancock Investment Management LLC, in his or her capacity as Chief Investment Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
Title:	Chief Investment Officer

Exhibit D

Marked copy of First Amended and Restated Application showing changes from the immediately prior version of the Application filed with the Commission on February 1, 2024 (File No. 812-15547)

File No. ~~812-______~~812-15547

As filed with the Securities and Exchange Commission on ~~February 1~~April 11, 2024

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS.

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(D)

In the Matter of:

John Hancock Multi Asset Credit Fund
John Hancock Asset-Based Lending Fund
Manulife Private Credit Plus Fund
John Hancock Investment Management LLC

PLEASE SEND ALL COMMUNICATIONS AND
ORDERS TO:

Christopher Sechler, Esq.
200 Berkeley Street
Boston, MA 02116

WITH A COPY TO:

Mark P. Goshko
George J. Zornada
K&L Gates, LLP
1 Congress Street, Suite 2900
Boston, Massachusetts 02114

This First Amended and Restated Application (including Exhibits) contains ~~56~~95 pages

EXHIBITS

Exhibit A - Resolutions of the Board of Trustees of the Initial ~~Trustee of John Hancock Multi Asset Credit~~ Fund
Exhibit B - Verifications of ~~John Hancock Multi Asset Credit Fund and John Hancock Investment Management LLC~~the Applicants
Exhibit C - Marked copies of the First Amended and Restated Application showing changes from the final versions of the two applications identified as substantially identical under Rule 0-5(e)(3)
Exhibit D - Marked copy of First Amended and Restated Application showing changes from the immediately prior version of the Application filed with the Commission on February 1, 2024 (File No. 812-15547)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF:

JOHN HANCOCK MULTI ASSET CREDIT
FUND, JOHN HANCOCK
ASSET-BASED
LENDING FUND,
MANULIFE
PRIVATE CREDIT
PLUS FUND, AND
JOHN HANCOCK INVESTMENT
MANAGEMENT LLC

Investment Company Act of 1940

File No. ~~812-______~~812-15547

EXPEDITED REVIEW REQUESTED
UNDER 17 CFR 270.0-5(d).

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER AND PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

I.	THE PROPOSAL

John Hancock Multi Asset Credit Fund (the “~~Initial~~Interval Fund”) is a newly organized Massachusetts business trust that is registered under the Act and that will operate as a continuously offered, diversified, closed-end management investment company that will be operated as an interval fund pursuant to Rule 23c-3 under the Act. Both John Hancock Asset-Based Lending Fund (the “ABL Fund”) and Manulife Private Credit Plus Fund (the “MPC Fund”) are Massachusetts business trusts that are registered under the Act and currently operate as a continuously offered, diversified, closed-end management investment companies that provide periodic liquidity with respect to their shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Interval Fund, the ABL Fund and the MPC Fund are referred to herein collectively as the “Initial Fund.” John Hancock Investment Management LLC (the “Adviser”) will serve as the Initial Fund’s investment adviser. The Initial Fund and the Adviser are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Act for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 under the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Initial Fund to issue multiple classes of shares and to impose early withdrawal charges (“EWCs”) and asset-based distribution and/or service fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,1 acts as investment adviser and that operates as an interval fund pursuant to Rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the ~~Securities~~ Exchange Act ~~of 1934, as amended (the “Exchange Act”)~~ (each, a “Future Fund,” and together with the Initial Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this first amended and restated application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant. The Order would supersede an exemptive order issued by the Commission on March 3, 2022 (the “Prior Order”) granting certain exemptions from Sections 18(a)(2), 18(c) and 18(i) of the Act and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, with the result that no person will continue to rely on the Prior Order if the Order is granted.2
____________________

[1] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[2]
John Hancock Asset-Based Lending Fund and John Hancock Investment Management LLC, Inv. Co. Rel. Nos. 34491 (January 31, 2022) (notice) and 34524 (March 3, 2022) (order). The ABL Fund relies on the Prior Order in order to issue multiple classes of shares.

The ~~Initial Fund intends to make a continuous public offering of its shares. The Initial Fund’s~~Interval Fund filed an initial Registration Statement filed on Form N-2 (“Initial Registration Statement”)~~, which is intended to be filed shortly, will seek~~ on March 5, 2024, seeking to register three classes of beneficial interest, “Class I Shares”, Class S Shares”, and “Class D Shares,” under the Act and under the Securities Act of 1933, as amended (the “Securities Act”), each with its own fee and expense structure. If the requested relief is granted, the ~~Initial~~Interval Fund anticipates making a continuous public offering of its Class S and Class D Shares. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. The ~~Initial~~Interval Fund will only offer one class of shares, the Class I Shares, until receipt of the requested relief.

Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares.

It is currently contemplated that the ~~Initial~~Interval Fund’s Class I Shares will not be subject to expenses such as distribution fees, shareholder servicing fees and an EWC. The ~~Initial~~Interval Fund’s Class S and Class D Shares may be subject to other expenses, including a distribution and service fee. The Funds may in the future offer additional classes of Shares and/or another sales charge structure.

Applicants represent that any asset-based distribution and/or service fees for each class of shares of the Funds will comply with the provisions of the Financial Industry Regulatory Authority Rule 2341(d) (the “FINRA Sales Charge Rule”). All references in the application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

II.	STATEMENT OF FACT

A.	John Hancock Multi Asset Credit Fund (the “~~Initial~~Interval Fund”)

The ~~Initial~~Interval Fund has filed a Notification of Registration Filed Pursuant to Section 8(a) of the Act on Form N-8A and ~~plans to file~~ an Initial Registration Statement on Form N-2 ~~that will seek~~seeking to register Class I Shares, Class D Shares and Class D Shares under the Act and under the Securities Act. The ~~Initial~~Interval Fund is a Massachusetts business trust. The ~~Initial~~Interval Fund is a diversified, closed-end investment company that will operate as an interval fund pursuant to Rule 23c-3 under the Act.

The ~~Initial~~Interval Fund’s investment objective is to seek to provide attractive risk-adjusted returns and current income. Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in credit-related investments of U.S. and non-U.S. issuers. The ~~Initial~~Interval Fund’s address is 200 Berkeley Street Boston, MA 02116. If the relief requested herein is granted, the ~~Initial~~Interval Fund intends to offer Class S Shares and Class D Shares pursuant to a continuous public offering as discussed above.

The ~~Initial~~Interval Fund has adopted a fundamental policy to repurchase a specified percentage of its shares at per-class net asset value on a quarterly basis.~~2~~3 Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act.~~3~~4 In order to rely on the requested relief, a Future Fund will adopt fundamental investment policies in compliance with Rule 23c-3 and make periodic repurchase offers to its shareholders or will provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act. Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund’s periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies, or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load (“CDSL”).~~4~~5

~~B.~~	~~John Hancock Investment Management LLC~~
B.
  John Hancock Asset-Based Lending Fund (the “ABL Fund”)

           The ABL Fund is a Massachusetts business trust. The ABL Fund is a non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. The ABL Fund continuously offers and sells shares of beneficial interests designated as “Class I Shares,” “Class S Shares” and “Class D Shares.” The ABL Fund’s investment objective is to provide high current income and to a lesser extent capital appreciation. The ABL Fund pursues its investment objective by investing, under normal circumstances, 80% of its net assets (plus any borrowings for investment purposes) in asset-based lending investments, which may include investments in distressed loans. The ABL Fund seeks to achieve its objective by investing in a broad portfolio of secured assets and thereby seeks to provide consistent levels of high current income derived from contractual cash-flows and to a lesser extent capital appreciation. The ABL Fund will primarily invest in financings sourced through proprietary means using relationships of Marathon Asset Management LP, the ABL Fund’s initial subadvisor, rather than traditional channels such as public markets, and seeks to benefit from expected premiums arising in such financings from, among other things, the  bespoke nature of each financing.

C.
  Manulife Private Credit Plus Fund (the “MPC Fund”)

           The MPC Fund is a Massachusetts business trust. The MPC Fund is a non-diversified, closed-end management investment company that intends to provide periodic liquidity with respect to its shares through periodic repurchase offers pursuant to Rule 13e-4 under the Exchange Act. The MPC Fund continuously offers and sells a single class of shares of beneficial interests designated as “Class I Shares.” The MPC Fund’s investment objective is to seek income and, to a lesser extent, capital appreciation. The MPC Fund operates as a fund of funds and, under normal market conditions, the MPC Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in private credit investments. The MPC Fund’s investment strategy may be implemented both directly by investing in private credit investments and indirectly by investing in affiliated and unaffiliated underlying funds, including, but not limited to, closed‑end investment companies, business development companies, private funds (other than affiliated private funds), and exchange-traded funds as determined by Manulife Investment Management (US) LLC, the MPC Fund’s initial subadvisor.

D.	John Hancock Investment Management LLC

The Adviser is a Delaware limited liability company and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser serves as the Initial Fund’s investment adviser pursuant to an advisory agreement (~~the~~each, an “Advisory Agreement”). The Interval Fund’s Advisory Agreement is subject to the approval of the ~~Initial Fund’s Initial Trustee and by the Initial~~Interval Fund’s Board of Trustees, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Interval Fund and by the Interval Fund’s original sole shareholder, in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not seeking any exemptions from the provisions of the Act with respect to ~~the~~any Advisory Agreement. The Adviser’s address is 200 Berkeley Street Boston, MA 02116. Under the terms of ~~the~~any Advisory Agreement, the Adviser will select and contract with one or more investment subadvisers, including CQS (US), LLC, Marathon Asset Management, L.P. and/or Manulife Investment Management (US) LLC, as applicable, to manage the investments and determine the composition of the assets of the Initial Fund (the “Subadvisers”); provided, that any contract with a Subadviser (a “Subadvisory Agreement”) shall be in compliance with and approved as required by the Act, except for such exemptions therefrom as may be granted to the Initial Fund or the Adviser. Subject always to the direction and control of the Initial Fund’s Board of Trustees (with respect to each Initial Fund, the “Board”), the Adviser will monitor each Subadviser’s management of the Initial Fund’s investment operations in accordance with the investment objectives and related investment policies, as set forth in the Initial Registration Statement, and review and report to the Board on the performance of such Subadviser.

~~C~~E.	Other Provisions

From time to time, the ~~Initial~~Interval Fund may create additional classes of shares, the terms of which may differ from the Class I, Class S and Class D Shares pursuant to and in compliance with Rule 18f-3 under the Act.

____________________
~~2~~[3]
The ~~Initial~~Interval Fund intends to seek exemptive relief from the Commission to make offers to repurchase a portion of the ~~Initial~~Interval Fund's common shares at one-month intervals, rather than “periodic intervals” (three, six or twelve months) specified by Rule 23c-3 under the Act.

~~3~~[4]
Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act.

~~4~~[5]
A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, any EWC will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), service fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors’ fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees’ fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, service fees and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution fees will be paid pursuant to a distribution plan with respect to a class.

Shares may be subject to an early repurchase fee at a rate of no greater than two percent of the shareholder’s repurchase proceeds (an “Early Repurchase Fee”) if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. Any Early Repurchase Fee imposed by a Fund will apply to all classes of shares of the Fund, in compliance with Section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any Early Repurchase Fee, it will do so in compliance with the requirements of Rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such Early Repurchase Fee will apply uniformly to all shareholders of the Fund regardless of class.

III.	EXEMPTIONS REQUESTED

A.	Multi-Class System

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of “senior security”~~5~~6 within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

____________________
~~5~~[6]
Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends.

B.	Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C.	Asset-Based Distribution and/or Service Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and/or service fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the Act and Rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.~~6~~7 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and thus the liquidity required of such fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Staff determined that, given the changes in the securities market since 1940 -- in particular the emergence of semi-liquid investment opportunities -- it was appropriate to re-examine the classification system and its regulatory requirements.~~7~~8

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.~~8~~9 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.~~9~~10 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.~~10~~11 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April ~~1993.11~~1993.12

____________________
~~6~~[7]	SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.
~~7~~[8]	Id. at 424.
~~8~~[9]	Id. at 439-40
~~9~~[10]	Id. at 424.
~~10~~[11]	Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).
~~11~~[12]
Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.~~12~~13 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and/or service fees for which the Funds seek relief. Since 1998, the Commission granted relief to the following closed-end investment companies to issue multiple classes of shares, to impose EWCs and to impose distribution and/or service fees, e.g., Meketa Infrastructure Fund, Nomura Alternative Income Fund, Pender Real Estate Credit Fund, Bow River Capital Evergreen Fund, AFA Multi-Manager Credit Fund, BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos-Avenue Opportunities Fund, KKR Credit Opportunities Portfolio and 361 Social Infrastructure Fund.~~13~~14

B.	Multiple Classes of Shares - Exemptions from Sections 18(a)(2), 18(c) and 18(i) under the Act

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of shares might be deemed to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the Act that would violate the provisions of Section 18(a)(2) of the Act, violate the equal voting provisions of Section 18(i) of the Act, and if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).~~14~~15 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

____________________
~~12~~[13]	Protecting Investors at 439-40; Proposing Release at 27.
~~13~~[14]
See, e.g., Meketa Infrastructure Fund and Meketa Capital, LLC Investment Co. Rel. Nos. 35056 (November 21, 2023) (notice) and 35070 (December 19, 2023) (order); Nomura Alternative Income Fund and Nomura Private Capital LLC, Investment Co. Rel. Nos. 34871 (March 23, 2023) (notice) and 34889 (April 18, 2023) (order); Pender Real Estate Credit Fund and Pender Capital Management, LLC, Investment Co Rel. Nos. 34859 (March 16, 2023) (notice) and 34882 (April 11, 2023) (order); Bow River Capital Evergreen Fund and Bow River Asset Management LLC, Investment Co. Rel. Nos. 34421 (November 19, 2021) (notice) and 34442 (December 15, 2021) (order); AFA Multi-Manager Credit Fund and Alternative Fund Advisors, LLC, Investment Co. Rel Nos. 34414 (November 2, 2021) (notice) (December 1, 2021) and 34430 (order); BNY Mellon Alcentra Opportunistic Global Credit Income Fund and BNY Mellon Investment Adviser, Inc., Investment Co. Rel. Nos. 34320 (June 29, 2021) (notice) and 34344 (July 26, 2021) (order); Calamos-Avenue Opportunities Fund and Calamos Avenue Management, LLC, Investment Co. Rel. Nos. 34300 (June 14, 2021) (notice) and 34327 (July 12, 2021) (order); KKR Credit Opportunities Portfolio and KKR Credit Advisors (US) LLC Investment Co. Rel. Nos. 33840 (April 16, 2020) (notice) and 33863 (May 12, 2020) (order); and 361 Social Infrastructure Fund and 361 Infrastructure Partners, LLC, Investment Co. Rel. Nos. 34051 (October 15, 2020) (notice) and 34091 (November 10, 2020) (order).

~~14~~[15]	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends…”

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights, because under the proposed system (i) shareholders of different classes would pay different distribution and/or service fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,~~15~~16 the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.~~16~~17

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Fund’s shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and/or service arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its shares.

In particular, the Funds will offer their shares continuously at a price based on net asset value, plus any applicable front-end sales charge. Differences among classes will, as detailed above, relate largely to differences in distribution and/or service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.~~17~~18 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of shares on those contained in Rule 18f-3.

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~~15~~[16]
See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

~~16~~[17]
See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

~~17~~[18]
See Meketa Infrastructure Fund, supra note ~~13~~14; Nomura Alternative Income Fund, supra note ~~13~~14; Pender Real Estate Credit Fund, supra note ~~13~~14; Bow River Capital Evergreen Fund, supra note ~~13~~14; AFA Multi-Manager Credit Fund supra note ~~13~~14; BNY Mellon Alcentra Opportunistic Global Credit Income Fund, supra note ~~13~~14; Calamos-Avenue Opportunities Fund, supra note ~~13~~14; KKR Credit Opportunities Portfolio, supra note ~~13~~14; and 361 Social Infrastructure Fund, supra note ~~13~~14.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.~~18~~19 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder ~~reports19~~reports20 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.~~20~~21 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of such Fund’s shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.~~21~~22 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to Meketa Infrastructure Fund, Nomura Alternative Income Fund, Pender Real Estate Credit Fund, Bow River Capital Evergreen Fund, AFA Multi-Manager Credit Fund, BNY Mellon Alcentra Opportunistic Global Credit Income Fund, Calamos-Avenue Opportunities Fund, KKR Credit Opportunities Portfolio and 361 Social Infrastructure Fund.~~22~~23 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

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~~18~~[19]	In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.
~~19~~[20]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).
~~20~~[21]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release)
~~21~~[22]	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.
~~22~~[23]
See Meketa Infrastructure Fund, supra note ~~13~~14; Nomura Alternative Income Fund, supra note ~~13~~14; Pender Real Estate Credit Fund, supra note ~~13~~14; Bow River Capital Evergreen Fund, supra note ~~13~~14; AFA Multi-Manager Credit Fund supra note ~~13~~14; BNY Mellon Alcentra Opportunistic Global Credit Income Fund, supra note ~~13~~14; Calamos-Avenue Opportunities Fund, supra note ~~13~~14; KKR Credit Opportunities Portfolio, supra note ~~13~~14; and 361 Social Infrastructure Fund, supra note ~~13~~14.

C.	Early Withdrawal Charge

Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose EWCs on shares submitted for repurchase that have been held for less than a specified period. The Funds may seek to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the Act. The Funds may assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges will be paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as the ~~Initial~~Interval Fund intends to do for its common shares. Any EWC imposed by the Funds will comply with Rule 6c-10 under the Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to no greater than two percent implicitly preclude the imposition” of CDSLs.~~23~~24 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds, such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the FINRA Sales Charge Rule upon distribution charges of open-end companies, which goes into effect in July of [1993].~~24~~25

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Sales Charge Rule, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

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~~23~~[24]
Adopting Release. Rule 23c-3(b)(1) provides in pertinent part: “The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.”

~~24~~[25]	Id.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.~~25~~26 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the Act would preclude them from doing so. Section 23(c)(2) of the Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.~~26~~27 The best price rules under Rule 23c-1(a)(9) of the Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.~~27~~28 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs as if the Fund were an open-end investment company.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and/or distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.~~28~~29 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

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~~25~~[26]	Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.
~~26~~[27]	See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.
~~27~~[28]	See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).
~~28~~[29]
See Meketa Infrastructure Fund, supra note ~~13~~14; Nomura Alternative Income Fund, supra note ~~13~~14; Pender Real Estate Credit Fund, supra note ~~13~~14; Bow River Capital Evergreen Fund, supra note ~~13~~14; AFA Multi-Manager Credit Fund supra note ~~13~~14; BNY Mellon Alcentra Opportunistic Global Credit Income Fund, supra note ~~13~~14; Calamos-Avenue Opportunities Fund, supra note ~~13~~14; KKR Credit Opportunities Portfolio, supra note ~~13~~14; and 361 Social Infrastructure Fund, supra note ~~13~~14.

D.	Waivers of Early Withdrawal Charges

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers, scheduled variations, or eliminations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the Act as if the Funds were open-end investment companies. It is anticipated that a Fund will grant waivers of the EWC only under circumstances where the granting of such waiver is unlikely to cause rapid turnover in shares of the Fund, particularly where there are also important policy reasons to waive the EWC, such as when shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986, as amended; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Funds, the waiver of the EWC works to shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”~~29~~30 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d~~-1.30~~-1.31 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.~~31~~32 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

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~~29~~[30]	Investment Co. Act Rel. No. 14390 (February 2, 1985).
~~30~~[31]	Id.
~~31~~[32]
Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

E.	Asset-Based Distribution and/or Service Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and/or service fee.~~32~~33

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-~~1,33~~1,34 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:
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~~32~~[33]	Applicants do not concede that Section 17(d) applies to the asset-based distribution and/or service fees discussed herein, but requests this exemption to eliminate any uncertainty.
~~33~~[34]	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.~~34~~35

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its shares should be resolved by such Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and/or service fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

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~~34~~[35]	Id.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.~~35~~36

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the organizational documents of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Initial Fund’s ~~Initial Trustee~~Board of Trustees are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications of the Applicants required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is 200 Berkeley Street Boston, MA 02116 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

* * * * *

Signature Page Follows

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~~35~~[36]
See Meketa Infrastructure Fund, supra note ~~13~~14; Nomura Alternative Income Fund, supra note ~~13~~14; Pender Real Estate Credit Fund, supra note ~~13~~14; Bow River Capital Evergreen Fund, supra note ~~13~~14; AFA Multi-Manager Credit Fund supra note ~~13~~14; BNY Mellon Alcentra Opportunistic Global Credit Income Fund, supra note ~~13~~14; Calamos-Avenue Opportunities Fund, supra note ~~13~~14; KKR Credit Opportunities Portfolio, supra note ~~13~~14; and 361 Social Infrastructure Fund, supra note ~~13~~14.

Applicants have caused this Application to be duly signed on their behalf on the ~~1st~~11th day of ~~February~~April, 2024.

Dated: ~~February 1~~April 11, 2024	John Hancock Multi Asset Credit Fund

	By:	/s/Andrew G. Arnott
	Name:	Andrew G. Arnott
	Title:	President

Dated: April 11, 2024 Dated: April 11, 2024 Dated: ~~February 1~~April 11, 2024
John Hancock Asset-Based Lending Fund
By:                    /s/Andrew G. Arnott
Name:               Andrew G. Arnott
Title:                 President
Manulife Private Credit Plus Fund
By:                     /s/Andrew G. Arnott
Name:                Andrew G. Arnott
Title:                  President
John Hancock Investment Management LLC

	By:	/s/ Jay Aronowitz
	Name:	Jay Aronowitz
	Title:	Chief Investment Officer

[Signature Page]

EXHIBIT A

Resolutions of the Board of Trustees of the Initial Fund

Resolutions of the ~~Initial Trustee~~Board of Trustees of John Hancock Multi Asset Credit Fund

RESOLVED:
that the officers of John Hancock Multi Asset Credit Fund (the “Fund”) be, and each hereby is, authorized and directed to request an order from the SEC pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of 18(a)(2), Sections 18(c), and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act granting exemptions from Rule 23c-3 and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Fund, among other things, to offer multiple classes of shares to the public (the “Order”); and

FURTHER RESOLVED:
that the appropriate officers of the Fund be, and each hereby is, authorized, on behalf of the Fund, to prepare, execute and file the application and any further amendments with the SEC to request the Order.

Resolutions of the Board of Trustees of John Hancock Asset-Based Lending Fund

RESOLVED:
that the officers of John Hancock Asset-Based Lending Fund (the “Fund”) be, and each hereby is, authorized and directed to request an order from the SEC pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of 18(a)(2), Sections 18(c), and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act granting exemptions from Rule 23c-3 and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Fund, among other things, to offer multiple classes of shares to the public (the “Order”); and

FURTHER RESOLVED:
that the appropriate officers of the Fund be, and each hereby is, authorized, on behalf of the Fund, to prepare, execute and file the application and any further amendments with the SEC to request the Order.

Resolutions of the Board of Trustees of Manulife Private Credit Plus Fund

RESOLVED:
that the officers of Manulife Private Credit Plus Fund (the “Fund”) be, and each hereby is, authorized and directed to request an order from the SEC pursuant to Section 6(c) of the 1940 Act granting exemptions from the provisions of 18(a)(2), Sections 18(c), and 18(i), pursuant to Sections 6(c) and 23(c) of the 1940 Act granting exemptions from Rule 23c-3 and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 to permit the Fund, among other things, to offer multiple classes of shares to the public (the “Order”); and

FURTHER RESOLVED:
that the appropriate officers of the Fund be, and each hereby is, authorized, on behalf of the Fund, to prepare, execute and file the application and any further amendments with the SEC to request the Order.

Exhibit B

Verifications of the Applicants

Verifications of John Hancock Multi Asset Credit Fund and John Hancock Investment Management LLC

The undersigned states that he or she has duly executed the attached application dated ~~February 1~~April 11, 2024 for and on behalf of John Hancock Multi Asset Credit Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President

The undersigned states that he or she has duly executed the attached application dated ~~February 1~~April 11, 2024 for and on behalf of John Hancock Investment Management LLC, in his or her capacity as Chief Investment Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
Title:	Chief Investment Officer

Verifications of John Hancock Asset-Based Lending Fund and John Hancock Investment Management LLC

The undersigned states that he or she has duly executed the attached application dated April 11, 2024 for and on behalf of John Hancock Asset-Based Lending Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President

The undersigned states that he or she has duly executed the attached application dated April 11, 2024 for and on behalf of John Hancock Investment Management LLC, in his or her capacity as Chief Investment Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
Title:	Chief Investment Officer

Verifications of Manulife Private Credit Plus Fund and John Hancock Investment Management LLC

The undersigned states that he or she has duly executed the attached application dated April 11, 2024 for and on behalf of Manulife Private Credit Plus Fund in his capacity as President of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President

The undersigned states that he or she has duly executed the attached application dated April 11, 2024 for and on behalf of John Hancock Investment Management LLC, in his or her capacity as Chief Investment Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ Jay Aronowitz
Name:	Jay Aronowitz
Title:	Chief Investment Officer